PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69265

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINING ___JANUARY 1, 2020___ AND ENDING ___DECEMBER 31, 2020___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **WHARTON MIDMARKET SECURITIES, INC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 BROOK ROAD
(No. and Street)

WOODBRIDGE	**CT**	**06525**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL HARRIGAN   **203-606-9696**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, _____ **PAUL HARRIGAN** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ **WHARTON MIDMARKET SECURITIES, INC.** _____ , as of _____ **DECEMBER** _____ **31,** _____ **2020** _____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Paul Henigan
Signature

PRESIDENT
Title

Douglas P. Harrigan Jr.
Public Notary
My Comm. Exp. 11/09/23

This report** contains (check all applicable boxes);
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*




hab and Company, P.A.

100 E. Sybelia Ave. Suite 130　　　　　*Certified Public Accountants*　　　　　Telephone 407-740-7311
Maitland, FL 32751　　　　　　　　　　*Email: pam@ohabco.com*　　　　　　　　　Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder's
of Wharton MidMarket Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wharton MidMarket Securities, Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Wharton MidMarket Securities, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Wharton MidMarket Securities, Inc.'s management. Our responsibility is to express an opinion on Wharton MidMarket Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wharton MidMarket Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Wharton MidMarket Securities, Inc.'s auditor since 2015.

Maitland, Florida

February 20, 2021

WHARTON MIDMARKET SECURITIES INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020

Wharton MidMarket Securities, Inc.
Statement of Financial Condition
December 31, 2020

Assets

Current assets

Cash	$	719
Clearing Deposit		25,000
Total Current Assets		25,719

Total Assets	$	25,719

Liabilities and Shareholder's Equity

Current Liabilities

Accounts Payable		13,390
Loan	$	22,600
Total Liabilities		35,990

Shareholder's Equity

Common Stock – no par value 20,000 shares authorized, 100 shares issued and outstandin|	35,000
Additional Paid In Capital	236,351
Retained Earnings (Deficit)	(281,622)
Total Equity	(10,271)

Total Liabilities and Shareholder's Equity	$	25,719

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Wharton MidMarket Securities, Inc. ("the Company") is registered as a broker and dealer. It is a Connecticut corporation organized on March 8, 2013. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company emphasizes mergers and acquisitions, and consulting on mergers and acquisitions. The company was approved in 2016 for retail business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a sub chapter S corporation and is treated as such for both federal and state income tax purposes. Thus, federal and state income (loss) are passed through to the shareholders of the company, and not taxed at the company level. Therefore, no provision of liability for federal or state income taxes are required in these financial statements. The Company accounts for potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company's tax returns from 2018, 2019 and 2020 remain open and are subject to regulatory examination.

Basis of Accounting

The Company uses the accrual method of accounting for financial accounting and the accrual method for tax accounting purposes.

Cash and Cash Equivalents

For the purpose of reporting statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal penalties and restrictions, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balance in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of these limits. The Company had no uninsured cash balances December 31, 2020.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

<u>Significant Judgments</u>

Revenue for contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required whether performance obligations are satisfied at a point in time or over time how to allocate transaction prices where multiple multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; whether constraints on variable consideration should be applied due to uncertain future events.

<u>M&A Advisory Fees</u>

The Company provides merger and acquisition advisory services. Revenue from advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under s specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected a contract liabilities. At December 31, 2020 all amounts were immaterial.

Depreciation

The Company uses MACRS depreciation and follows Section 179 rules for expensing capital assets for both book and tax purposes. Depreciation expense was $0 for the year ended December 31, 2020.

NOTE 3 -401K

Wharton MidMarket Securities Inc. (WMMS) offers employees participation in a 401k retirement plan. WMMS contributions to the 401k plan are voluntary and can be stopped at any time without obligation. In 2020 WMMS contributed $37,500 to the Company's 401k plan as the company's voluntary contribution for tax years 2020.

NOTE 4 – RELATED PARTIES

Wharton MidMarket Securities Inc (WMMS) is owned by its President Paul Harrigan. Mr. Harrigan also is the sole owner of Wharton MidMarket Advisors LLC (WMMA). For the year ending December 31, 2020, the Company paid $705,000 in management services pursuant to a verbal agreement. The Company also paid its owner rent, insurance and utilities for use of space of $36,478. WMMS from time to time will reimburse Mr. Harrigan and WMMA for expenses.

NOTE 5 – RAYMOND JAMES RESERVE ACCOUNT

The Company is required to maintain a minimum balance of $25,000 in an account with Raymond James and Associates, Inc., its clearing broker/dealer, as part of a clearing agreement. The account balance at December 31, 2020 consisted of a cash sweep account in the Raymond James Bank Deposit Program.

NOTE 6 - CONCENTRATIONS

Cash

The Company maintains its cash in bank deposits accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company has not experienced any losses in such accounts.

Customers

For the period January 1, 2020 through December 31, 2020 the Company's revenue came from two customers.

NOTE 7 – NET CAPITAL

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule Rule 15c3-1 which requires the maintenance of minimum net capital balance and requires that the Company's aggregate indebtedness to net capital as defined shall not exceed 15 to 1. At December 31 2020 the Company's net capital was $12,329 compared to $5,000 required. The Company's aggregate indebtedness to net capital was 1.09 to 1.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies.

NOTE 9 – NOTE PAYABLE

On April 23, 2020, the Company was granted a loan in the amount of $22,600, pursuant to the Paycheck Protection Program "PPP". The PPP, established as part of the Coronavirus Aid Relief and Economic Security Act (CSRES Act) provides for loans to qualifying businesses for amount up to 2.5 times the average monthly payroll expenses of qualifying businesses. The loans and accrued interest are forgivable after twenty four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, employee benefits, rent and utilities and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments until the date on which the amount of forgiveness is remitted to the lender. The Company believes that it used the proceeds for purposes consistent with the PPP and expects the entire amount to be forgiven.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 20, 2021 which is the date the financial statements were available to be issued.

NOTE 11 – COMPANY CONDITION

The Company has a loss for the year ended December 31, 2020, and has received capital contribution from its stockholder for working capital. The Company stockholder has agreed to provide capital contributions to the Company as necessary for it to continue operations and to maintain compliance with minimum net capital requirements.

Management expects the Company to continue as a going concern and the accompanied financial statements have been prepared on a going-concern basis without adjustment for realization in the event the Company ceases to continue as a going concern.